Exhibit (a)(1)(iii)

FIRST SUPPLEMENT TO THE OFFER TO EXCHANGE

Goodrich Petroleum Corporation

Has Amended Its

Offer to Exchange

5.375% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share

10.00% Series C Cumulative Preferred Stock, par value $1.00 per share

9.75% Series D Cumulative Preferred Stock, par value $1.00 per share for

10.00% Series E Cumulative Convertible Preferred Stock

Goodrich Petroleum Corporation (the “Company”) has made an amendment to its previously announced exchange offers (the “Exchange Offers”) in respect of its 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), 10.00% Series C Cumulative Preferred Stock (the “Series C Preferred Stock”) and 9.75% Series D Cumulative Preferred Stock (the “Series D Preferred Stock” and, together with the Series B Preferred Stock and Series C Preferred Stock, the “Existing Preferred Stock”), pursuant to the offer to exchange dated November 6, 2015 (the “Offer to Exchange”) and the accompanying letter of transmittal.

The Company commenced offers to exchange any and all of the shares of the Company’s outstanding Series B Preferred Stock, up to 2,390,000 depositary shares representing the Company’s outstanding Series C Preferred Stock and up to 2,390,000 depositary shares representing the Company’s outstanding Series D Preferred Stock for newly issued depositary shares each representing a 1/1000th interest in a share of the Company’s 10.00% Series E Cumulative Convertible Preferred Stock (such depositary shares, the “Series E Preferred Stock”).

The Company is amending the Offer to Exchange by including an additional question and answer in the “Questions and Answers About the Exchange Offers” section of the Offer to Exchange. The Company believes this First Supplement will assist holders of the Existing Preferred Stock in making their decision whether to participate in the Exchange Offers.

You should carefully read the “Risk Factors” section beginning on page 16 of the Offer to Exchange before you make any decision regarding the Exchange Offers.

You must make your own decision whether to tender Existing Preferred Stock in the Exchange Offers, and, if so, the amount of Existing Preferred Stock to tender. Neither the Company, the Information Agent, the Exchange Agent nor any other person is making any recommendation as to whether or not you should tender your Existing Preferred Stock for exchange in the Exchange Offers.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities being offered in this Exchange Offers, or determined if this Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Except as set forth in this First Supplement, the Exchange Offers continue to be governed by the terms and conditions set forth in the Offer to Exchange, and the information contained therein continues to be important to each holder’s decision with respect to the Exchange Offers. Accordingly this First Supplement should be read carefully in conjunction with the Offer to Exchange, which was been previously delivered to holders of the Existing Preferred Stock. Capitalized terms used herein without definition shall have the respective meanings attributed to such terms in the Offer to Exchange.

The Exchange Offers are subject to the conditions described in “The Exchange Offers—Conditions to the Exchange Offers” in the Offer to Exchange. The Company reserves the right to extend or terminate any of the Exchange Offers if any condition of the Exchange Offers is not satisfied and otherwise to amend the Exchange Offers in any respect.

The date of this First Supplement to the Offer to Exchange is November 18, 2015.

AMENDMENT TO QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS

Can you help in calculating the relative values of my Existing Preferred Stock and Series E Preferred Stock that I would receive upon exchange and the value of Common Stock that I would receive upon conversion thereafter?

Set forth below is a sample worksheet to assist you in calculating the value of your Existing Preferred Stock holding, the value of the Series E Preferred Stock that you would receive upon exchange and the value of Common Stock that you would receive upon conversion following the exchange. The value of the Series E Preferred Stock is calculated on a pro forma basis as the value upon conversion of the underlying Common Stock.

The worksheet below shows a relative value calculation for a holder of 1,000 depositary shares of Series C Preferred Stock assuming the hypothetical market value of Series C Preferred Stock of $1.30 per depositary share and hypothetical Common Stock price on exchange date of $0.54 per share. Please note that the worksheet below is purely a market value consideration based on all other factors remaining equal. For example, it does not consider the relative value of accrued or future dividends on the Existing Preferred Stock or the Series E Preferred Stock and does not take into account the potential dilutive impact of any future conversions of the Series E Preferred Stock or Common Stock that may be issued as dividend payments on the Series E Preferred Stock.

1.	Calculating the Value of Existing Preferred Stock Holdings:

Number of Existing Preferred Stock Owned (shares):	1,000	(a)

Market Price Per Preferred Stock ($):	$1.30	(b)
Current Value of Existing Preferred Stock ($):	$1,300	(c)	(a) x (b)

2.	Calculating the Value of Series E Preferred Stock Received in Exchange:

Number of Existing Preferred Stock Exchanged (shares):		1,000	(a)

Exchange Ratio:
	Series B	1.2	(d)(1)
	Series C	1.0	(d)(2)
	Series D	1.0	(d)(3)
Number of New Preferred E Stock Received (shares):		1,000	(e)	(a) x (d) (2)

Number of Underlying Common Stock Per Series E Preferred Stock (shares):		5.00	(f)

Aggregate Number of Underlying Common Stock (shares):		5,000	(g)	(e) x (f)

Common Stock Price on Exchange Date ($)		$0.54	(h)
Value of Series E Preferred Stock on Exchange Date ($):
(Value upon Conversion)		$2,700	(i)	(g) x (h)

Excess Value Realized upon Exchange ($):		$1,400		(i) - (c)

3.	Calculating the Value To Be Received Upon Future Conversion at our Option(1) of Series E Preferred Stock:

Aggregate Number of Underlying Common Stock (shares):	5,000	(g)

Hypothetical Common Stock Price at Time of Future Conversion ($):	$3.00	(j)
Total Value Realized Upon Future Conversion at our Option(1) ($):	$15,000		(g) x (j)

(1)	Conversion at our option is subject to achievement of our Common Stock closing trading price exceeding $3.00 for 20 trading days within any period of 30 consecutive trading days.

THE INFORMATION AGENT AND EXCHANGE AGENT FOR THE EXCHANGE OFFERS IS:

D.F. King & Co., Inc.

48 Wall Street — 22nd Floor

New York, New York 10005

Banks and Brokers, Call: (212) 269-5550

All Others Call Toll-Free: (888) 853-1834

Email: gdp@dfking.com

Additional copies of this Offer to Exchange, this First Supplement, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Information Agent or the Exchange Agent.

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